Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 06- 2012

March 30, 2012
FOR IMMEDIATE RELEASE

Aurizon Releases Annual Disclosure Documents

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) announces that it has filed its Annual Information Form and Form 40-F for the year ended December 31, 2011, respectively, with the Canadian securities authorities and with the U.S. Securities and Exchange Commission.  These documents, as well as the audited financial statements and management’s discussion and analysis, are available for viewing on the Company’s website at www.aurizon.com.  The Annual Information Form is also available on SEDAR at www.sedar.com and the Form 40-F is available on EDGAR at www.sec.gov/.

Shareholders may also receive a hard copy of the Company's audited financial statements together with management’s discussion and analysis free of charge upon request.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT

Aurizon Mines Ltd.

President & CEO: George Paspalas – 604-687-6600

Ian S. Walton, Executive Vice President and Chief Financial Officer: 604-687-6600

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com

Website:  www.aurizon.com